50
3/30/03

VF 5-29-03

RECEIVED
MAY 2 7 2003
SEC MAIL PROCESSING SECTION WASH, D.C. 155

03015838

SECURI... ...MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 49561

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WOLVERTON SECURITIES (USA), LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#1700 - 777 Dunsmuir Street
(No. and Street)

Vancouver (City) British Columbia (State) Canada V7Y 1J5 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ellen C. Paterson (604) 632-0001
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Guthrie Harwood & Company
(Name — *if individual, state last, first, middle name*)

#706 - 675 West Hastings Street (Address), Vancouver (City) British Columbia (State) V6B 1N2

PROCESSED
JUN 04 2003
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ellen C. Paterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolverton Securities (USA), Ltd., as of March 31, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn before me at Vancouver, BC, May 26/03

E C Paterson
Signature

Chief Financial Officer
Title

Linda Murray
Notary Public
LINDA MURRAY
BEING A SOLICITOR

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLVERTON
USA
INVESTMENT
SERVICES

Wolverton Securities (USA), Ltd.
777 Dunsmuir Street, 17th Floor
P.O. Box 10115 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1J5

Telephone: (604) 632-0001
Fax: (604) 662-5205

Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements for Broker or Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission as of March 31, 2003.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2) (ii) of the rule because the Company clears all transaction with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a broker or dealer.

WOLVERTON SECURITIES (USA), LTD.

BRENT N. WOLVERTON
PRESIDENT

WOLVERTON SECURITIES (USA), LTD.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

31ST MARCH, 2003.

GUTHRIE, HARWOOD & COMPANY

Chartered Accountants.

D. G. Guthrie, C.A.
F. H. Harwood, C.A.
W. H. Grayson, B.Com., C.A.

Telephone (604) 682-2805
Facsimile (604) 682-2807
706 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2

AUDITORS' REPORT

To the Board of Directors of Wolverton Securities (USA), Ltd.:

We have audited the statement of financial condition of Wolverton Securities (USA), Ltd. as at 31st March, 2003 and the statements of profit and changes in financial condition for the year then ended. These financial statements are the responsibility of the Wolverton Securities (USA), Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinions.

In our opinion, these financial statements present fairly, in all material respects, the financial condition of Wolverton Securities (USA), Ltd. as at 31st March, 2003 and the results of its operations and the changes in financial condition for the year then ended in conformity with United States generally accepted accounting principles applied on a basis consistent with that of the preceding year.

Guthrie, Harwood & Company

GUTHRIE, HARWOOD & COMPANY

CHARTERED ACCOUNTANTS

Vancouver, B.C.
22nd May, 2003.

Statement 1

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF FINANCIAL CONDITION AS AT 31ST MARCH, 2003.
(Expressed in U.S. Dollars)

ASSETS

CURRENT ASSETS

Cash		296,530
Accounts receivable		3,294
		299,824
Receivables from brokers or dealers		100,000
Non-allowable assets		
- Membership in exchanges, at cost		3,184
		$ 403,008

LIABILITIES

CURRENT LIABILITIES

Accounts payable - non-customers		39,947
- other		13,466
		53,413

SHAREHOLDERS' EQUITY

Share capital -		
Authorized: 1,000,000 shares of common stock with no par value		
Issued: 350,000 common shares	350,000	
Deficit - per statement	(405)	349,595
		$ 403,008

The accompanying notes are an integral part of these financial statements.

APPROVED BY THE DIRECTORS:

Director:________________________________

Director: ________________________________

Statement II

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF PROFIT
FOR THE YEAR ENDED 31ST MARCH, 2003.
(Expressed in U.S. Dollars)

INCOME		
Consulting fee		54,000
Interest		5,291
Commission		38,770
		98,061
EXPENSES		
Audit	750	
Bank charges	429	
Commission paid	19,385	
Printing and sundry	910	
Professional dues	15,164	
Quotation	52,701	89,339
NET PROFIT FOR THE YEAR		$ 8,722

The accompanying notes are an integral part of these financial statements.

Statement III

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR THE YEAR ENDED 31ST MARCH, 2003.
(Expressed in U.S. Dollars)

OPERATING ACTIVITIES

Net profit for the year	8,722
Accounts payables increase	18,460
Other assets increase	(1,936)
	25,246
FINANCIAL CONDITION AT BEGINNING OF YEAR	271,284
FINANCIAL CONDITION AT END OF YEAR	$ 296,530

The accompanying notes are an integral part of these financial statements.

WOLVERTON SECURITIES (USA), LTD.
NOTES TO THE FINANCIAL STATEMENTS
AS AT 31ST MARCH, 2003.

(Expressed in U.S. Dollars)

1. **Basis of Financial Statement Presentation**

   The Company was incorporated on 3rd July, 1996 in the State of Washington, USA.

   The Company commenced operations in May, 1997.

2. **Related Party Transactions**

   During the period, the Company received consulting fees of $54,000 from its parent company, Wolverton Securities Ltd., a Canadian corporation.

3. **Income Tax Expense**

   Income taxes otherwise payable on profit for the year have been eliminated by the application of a prior year's loss.

Statement V

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED 31ST MARCH, 2003.
(Expressed in U.S. Dollars)

STOCKHOLDERS' EQUITY AT BEGINNING OF YEAR	340,873
NET PROFIT FOR THE YEAR	8,722
STOCKHOLDERS' EQUITY AT END OF YEAR	$ 349,595

Statement VI

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED 31ST MARCH, 2003.
(Expressed in U.S. Dollars)

LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS AT BEGINNING AND END OF YEAR	$ NIL

Statement VII

WOLVERTON SECURITIES (USA), LTD.
COMPUTATION OF NET CAPITAL AS AT 31ST MARCH, 2003.
(Expressed in U.S. Dollars)

1. Total ownership equity (O/E)	349,595
2. Deduct O/E not allowable for net capital	-
3. Total O/E qualified for net capital	349,595
4. Add ons	-
5. Total cap and allowable subloans	349,595
6. Deduction - non-allowable assets	3,184
7. Other items	3,972
8. Net capital before haircuts	342,439
9. Haircuts on securities	-
10. Net capital	$ 342,439

Statement VIII

WOLVERTON SECURITIES (USA), LTD.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
AS AT 31ST MARCH, 2003.
(Expressed in U.S. Dollars)

Minimum Net Capital Required	3,560
Minimum Dollar Requirement	250,000
Net Capital Requirement	250,000
Excess Net Capital	92,439
Exc Net Cap @ 1000% (net cap - 10% of AI)	337,097

Statement IX

WOLVERTON SECURITIES (USA), LTD.
COMPUTATION OF AGGREGATE INDEBTEDNESS
AS AT 31ST MARCH, 2003.
(Expressed in U.S. Dollars)

Total Liabilities per Statement of Financial Condition	$ 53,413
Percentage of Aggregate Indebtedness to Net Capital	16%

Statement X

WOLVERTON SECURITIES (USA), LTD.
RECONCILIATION OF NET CAPITAL
AS AT 31ST MARCH, 2003.
(Expressed in U.S. Dollars)

Net Capital per Audited Financial Statements	342,439
Net Capital per Broker-Dealer's Unaudited Focus Filing	342,439
Difference	$ NIL

Statement XI

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF MATERIAL INADEQUACIES
AS AT 31ST MARCH, 2003.

Based on our audit of the above company as at 31st March, 2003, no material inadequacies were found to exist.

Statement XII

WOLVERTON SECURITIES (USA), LTD.
REPORT ON INTERNAL CONTROL STRUCTURE
AS AT 31ST MARCH, 2003.

Board of Directors,
Wolverton Securities (USA), Ltd.:

In planning and performing our audit of the financial statements of Wolverton Securities (USA), Ltd., we considered its internal control, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

The management of Wolverton Securities (USA), Ltd. is responsible for establishing and maintaining internal control and the practices and procedures required to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation of the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including controls for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

This report is intended solely for the information and use of the Board of Directors, management and SEC and should not be used for any other purpose.

GUTHRIE, HARWOOD & COMPANY
CHARTERED ACCOUNTANTS

Vancouver, B.C.
22nd May, 2003.